EXHIBIT 12.

Computation of Earnings to Fixed Charges

Ratio of Earnings to Fixed Charges:	Nine Months Ended September 30,	Year Ended December 31,
Dollars in Millions	2009	2008	2007	2006	2005	2004
Earnings
Earnings from continuing operations before income taxes	$4,849	$5,471	$3,186	$2,085	$4,016	$3,911
Less:
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	1,258	1,444	1,106	609	812	704
Equity in net income of affiliates	435	617	524	474	334	273
Capitalized interest	10	23	27	18	9	10

Income adjusted for equity income	3,146	3,387	1,529	984	2,861	2,924
Add:
Fixed charges	196	393	504	566	408	369
Distributed income of equity investments	431	590	488	439	383	278
Pre-tax losses of equity investees	7	17	12	10	9	3

Total Earnings	$3,780	$4,387	$2,533	$1,999	$3,661	$3,574

Fixed Charges
Interest expense	$141	$310	$422	$498	$349	$310
Capitalized interest	10	23	27	18	9	10
One-third of rental expense (1)	45	60	55	50	50	49

Total Fixed Charges	$196	$393	$504	$566	$408	$369

Ratio of Earnings to Fixed Charges	19.29	11.16	5.03	3.53	8.97	9.69

(1)	Rents included in the computation consist of one-third of rental expense which the Company believes to be a reasonable estimate of an interest factor in its leases.

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